UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                               Visteon Corporation
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    92839U107
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                                 (CUSIP Number)


                             Mr. Joseph R. Thornton
                         Pardus Capital Management L.P.
                     1001 Avenue of the Americas, Suite 1100
                            New York, New York 10018
                                 (212) 719-7550


                                 With a copy to:

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 20, 2006
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             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      92839U107              SCHEDULE 13D         PAGE 2 OF 7 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Pardus Capital Management L.P. (34-2037131)
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
            Not Applicable
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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                      7      SOLE VOTING POWER

                                10,000,000
                      -------------------------------------------------------
 NUMBER OF            8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    -0-
  OWNED BY            -------------------------------------------------------
    EACH              9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     10,000,000
                      -------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                                -0-

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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,000,000

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    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.81%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      92839U107              SCHEDULE 13D         PAGE 3 OF 7 PAGES
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ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of common stock, par value $1.00 per share (the "Shares"), of Visteon Corporation (the "Issuer"). The principal executive office of the Issuer is located at One Village Center Drive, Van Buren Township, Michigan 48111.

ITEM 2. IDENTITY AND BACKGROUND

        (a) The person filing this statement is Pardus Capital Management L.P., a Delaware limited partnership ("PCM"). PCM's principal business is to serve as the investment manager of Pardus European Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund") and the holder of the Shares set forth in this Schedule 13D. PCM, through one or more funds and/or accounts managed by it and/or its affiliates, is primarily engaged in the investment and investment management business.

Pardus Capital Management LLC, a Delaware limited liability company ("Manager"), is the sole general partner of PCM, and serving in such capacity is its principal business.

Mr. Karim Samii (together with Manager, PCM and the Fund, the "Reporting Persons") is the sole member of the Manager, and serving in such capacity is his present principal occupation or employment.

The Reporting Persons have their principal business and office addresses at 1001 Avenue of the Americas, Suite 1100, New York, New York 10018.

        (d) None of the Reporting Persons has ever been convicted in any criminal proceeding.

        (e) None of the Reporting Persons has ever been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f) Mr. Samii is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All of the funds used to purchase the Shares described in this Schedule 13D came from the working capital of the Fund.


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CUSIP NO.      92839U107              SCHEDULE 13D         PAGE 4 OF 7 PAGES
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ITEM 4. PURPOSE OF TRANSACTION


        The Fund originally acquired Shares for investment in the ordinary course of business because the Reporting Persons believed that the Shares, when purchased, were substantially undervalued and represented an attractive investment opportunity. The Reporting Persons have communicated with management of the Issuer, and expect to continue to do so, regarding their desire that the Issuer pursue appropriate measures to enhance shareholder value. The Reporting Persons intend to closely evaluate the performance of the Issuer and the value of the Shares, including but not limited to the continued analysis and assessment by the Reporting Persons of the Issuer's business, assets, operations, financial condition, capital structure, management and prospects.

        If the Reporting Persons remain unsatisfied with the performance of the Issuer and the value of the Shares, they may, among other things:
(i) communicate with other shareholders of the Issuer, or other persons, regarding the composition of the Issuer's board of directors and management,
(ii) seek to cause the Issuer to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination or transaction (including the sale of certain assets) with, one or more other parties, and communicate with such other parties, (iii) perform a strategic review of the Issuer's operations (including its relationship with Ford Motor Company) with a view to optimizing such operations, transferring individual assets and/or reducing the Issuer's currently outstanding debt, (iv) solicit proxies from other shareholders to be used to seek the election of one or more nominees of the Reporting Persons and/or (v) take other actions which the Reporting Persons believe to be appropriate.

        Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review the Fund's investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the Fund's investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Fund, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) The Reporting Persons beneficially own 10,000,000 Shares, constituting approximately 7.81% of the Shares outstanding.

        The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 128,006,167 Shares outstanding, which is the total number of Shares outstanding as of March 1, 2006 as reported in the Issuer's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 30, 2006.

        (b) PCM possesses sole power to vote and direct the disposition of all of the Shares held by the Fund. Thus, as of May 1, 2006, the Reporting Persons may be deemed to beneficially own 10,000,000 Shares, or 7.81% of the Shares deemed issued and outstanding as of that date.

        (c) The following transactions in the Shares were effected by the Reporting Persons during the past 60 days, each of which was effected in open market transactions.

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CUSIP NO.      92839U107              SCHEDULE 13D         PAGE 5 OF 7 PAGES
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Pardus European Special Opportunities Master Fund L.P.

Trade Date        Shares Purchased (Sold)     Price per Share ($)
----------        -----------------------     -------------------
3/1/2006                   200,000                  4.7125
3/2/2006                 1,000,000                  4.3744
3/8/2006                   225,000                  4.4361
3/13/2006                  105,600                  4.55
3/13/2006                  150,400                  4.5227
3/17/2006                  269,000                  4.3993
3/21/2006                  550,000                  4.4683
3/30/2006                  130,000                  4.705
3/31/2006                   70,000                  4.6765
4/6/2006                   150,000                  4.6209
4/7/2006                   200,000                  4.4824
4/11/2006                  200,000                  4.192
4/12/2006                  150,000                  4.1779
4/20/2006                  800,000                  5.3632
4/21/2006                1,000,000                  5.3163
4/24/2006                  300,000                  5.2402
4/25/2006                  100,000                  5.274
4/26/2006                  600,000                  5.734
4/27/2006                  500,000                  5.8991
4/28/2006                  500,000                  5.9

        (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.

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CUSIP NO.      92839U107              SCHEDULE 13D         PAGE 6 OF 7 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 2006


                                         /s/ Karim Samii
                                         ------------------------------
                                         Karim Samii, in his capacity
                                         as the sole member of Pardus
                                         Capital Management LLC, the
                                         sole general partner of Pardus
                                         Capital Management L.P.

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CUSIP NO.      92839U107              SCHEDULE 13D         PAGE 7 OF 7 PAGES
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                                  EXHIBIT INDEX

None.